SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 31 July 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

31 July 2012

INTERCONTINENTAL HOTELS GROUP PLC
RESPONSE TO OFT STATEMENT

31 JULY 2012 - InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] notes that the Office of Fair Trading (OFT) has today issued a Statement of Objections detailing its preliminary findings from its investigation into the hotel online booking sector.

IHG considers its arrangements with the online booking agents to be compliant with competition laws and consistent with the long-standing approach of the global hotel industry. IHG is cooperating fully with the OFT's investigation, which commenced in 2010.

The Statement of Objections is the OFT's provisional findings only. All parties will now have the opportunity to respond to the statement before the OFT decides if competition law has in fact been infringed.

- ENDS -

For further information:
For Investor Relations enquiries Catherine Dolton, Isabel Green:	+44(0)1895 512176
For Media enquiries Yasmin Diamond, Kari Kerr:	+44(0)1895 512299

NOTES FOR EDITORS:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 65 million members worldwide.

IHG franchises, leases, manages or owns over 4,500 hotels and more than 661,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.comfor more on Priority Club Rewards. For our latest news, visit www.ihgplc.com/media,www.twitter.com/ihgplc, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	31 July 2012